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15048463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67721

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASHINGTON DC
194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blaylock Beal Van, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric. V. Standifer (510)-208-6101
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name -- *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Eric V. Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock Beal Van, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SARA M. PEREZ
COMM. #2089337
Notary Public - California
Alameda County
My Comm. Expires Nov. 30, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK BEAL VAN, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

BLAYLOCK BEAL VAN, LLC

CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Blaylock Beal Van, LLC
New York, New York

We have audited the accompanying statement of financial condition of Blaylock Beal Van, LLC as of December 31, 2014. The statement of financial condition is the responsibility of Blaylock Beal Van, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Blaylock Beal Van, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 24, 2015

BLAYLOCK BEAL VAN, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents	$	4,032,158
Receivables from clearing brokers, including clearing deposits of $500,000		738,385
Investment banking, commission and other receivables, net		861,345
Due from affiliate		59,244
Restricted cash		600,000
Fixed assets, net		-
Other assets		255,412
Total assets	$	6,546,544
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	855,837
Total liabilities		855,837
Liabilities subordinated to claims of general creditors		2,000,000
Commitments and contingencies		
Members' equity		3,690,707
	$	6,546,544

See accompanying notes to financial statements.

BLAYLOCK BEAL VAN, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Blaylock Beal Van, LLC, formerly known as Blaylock Robert Van, LLC, (the "Company" or "BBV") is a limited liability company organized under the laws of the state of California on March 26, 2007. In February, 2014, the Company effected a name change to Blaylock Beal Van, LLC that was approved by FINRA on February 20, 2014. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008. The Company's operations consist of distributing and underwriting equity, municipal, and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate, municipal and equity securities. Additional sources of revenue come from commissions from agency transactions in equity securities.

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2015. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions and purchased with an original maturity date of less than 90 days to be cash equivalents.

Receivables from Clearing Brokers

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker"). The Clearing Broker clears all of the Company's security transactions for the Company. The Company is required to maintain certain deposit levels with the Clearing Broker. Amounts due from the broker may be restricted to the extent that they serve as deposits for securities sold short.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value – Valuation Processes

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable. The Company's Management oversees the entire valuation process of the Company's Level 3 investments. The Company is responsible for developing the written valuation processes and procedures, conducting periodic reviews of the valuation policies and evaluation the overall fairness and consistent application of the valuation policies. Valuations determined by the Company are required to be supported by market data, industry accepted pricing models, or other methods the Company deems to be appropriate.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis

Investment Banking Revenues and Receivables

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. These revenues are recorded in accordance with the terms of the investment banking agreements. The Company carries its investment banking receivables at the net realizable value less accrued syndication expenses. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Commissions Revenue and Related Expenses

Commissions revenue and the related expenses on securities transactions are recorded on a trade-date basis. The Company may enter into principal securities transactions whereby the Company purchases securities and then sells them to customers on a net basis.

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax but does not expect to have any liability as a result of the current year's operating loss.

1. Nature of business and summary of significant accounting polies (continued)

Income Taxes (continued)

The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2011. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's significant accounting policies.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2014 were as follows:

	Beginning Balance January 1, 2014	Realized & Unrealized Gains (Losses)	Distributions	Ending Balance December 31, 2014	Change in Unrealized Gains (Losses) for Investment Still Held at December 31, 2014
Assets (at fair value)					
Investment in private partnership	$ 159,510	$ -	$ (159,510)	$ -	$ -

2. Fair value measurements (continued)

The Company's Level 3 investments have been valued using the pro-rata share of the net asset value of the private partnership. As result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of December 31, 2014. The private partnership investment was fully redeemed in January 2014.

3. Fixed assets

Details of fixed assets net of accumulated depreciation at December 31, 2014 are as follows:

Computer equipment	$ 261,132
Furniture and fixtures	85,558
Leasehold improvements	14,218
	360,908
Less accumulated depreciation	360,908
	$ -

4. Liabilities subordinated to claims of general creditors

Subordinated Loan Agreements

On January 31, 2011, the Company entered into two subordinated loan agreements, approved by FINRA, as extended and approved by FINRA, maturing on January 31, 2015 and bearing interest at 12% per annum payable quarterly. The subordinated loans aggregate to $2,000,000, of which $600,000 is in the form of restricted cash and $1,400,000 is in the form of cash subordinated loan agreement. Interest expenses for the year ended December 31, 2014 approximated $240,000 as related to these subordinated loans. Interest has been paid through December 31, 2014. On March 10, 2014, the lender agreed to subordinate certain of its rights in favor of the lender under the terms of the subordinated revolver loan agreement described below.

On January 31, 2015, the Company entered into a new cash subordinated loan agreement in the amount of $2,000,000, approved by FINRA, which was funded and replaced by the subordinated loan that matured on that date. The new loan matures on January 31, 2018 and bears interest at 12% per annum payable quarterly.

4. Liabilities subordinated to claims of general creditors (continued)

Subordinated Revolver Loan Agreement

On March 10, 2014, the Company entered into a revolving note and cash subordination agreement, approved by FINRA, maturing on September 10, 2015. The Company may borrow, on a revolving basis, up to $1,500,000 in integral multiples of $500,000 subject to the Company meeting certain financial covenants. Any advances drawn down bear interest at a rate per annum equal to the alternate base rate (the higher of the prime rate or the fed funds effective rate) plus the applicable interest rate (3% for the first thirty (30) days after an advance is made and 6% thereafter) payable quarterly. The Company did not utilize the revolver in 2014. The agreement also calls for the payment of an annual facility fee of 1.25% or $18,750, regardless of usage. This fee was paid at the closing in March, 2014.

5. Members' equity

The equity of the Company is divided into three classes of shares, Class A, Class B and Class C shares. The Class A members' voting interest shall be directly proportional to each member's Class A shares. As of December 31, 2014, Robert Van Securities, Inc. owns 99.9% of Class A shares. The Class B and Class C members have no voting rights. The Class B and Class C shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B and Class C members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2014, Blaylock & Co. owns 100% of the Class B Shares. Capital & Credit Financial Group Limited ("CCFG") owns 100% of Class C shares which represents a 1% membership interest of the Company. Profits and losses are allocated equally to all members based on their actual ownership percentage without regard to the class of shares owned.

6. Benefit Plans

Profit Sharing Plan

The Company has an established nonqualified supplemental deferred compensation plan (the "BBV Executive Discretionary Performance Incentive Plan") for certain employees of the Company. The granting of compensation is at the sole discretion of the Board of Directors. The deferred compensation will vest 1/3 on the first day of the succeeding plan year three years after contributions are made and 1/3 each on the first day of the next two succeeding years. As of December 31, 2014, the deferred compensation amount of approximately $292,000 is included in accrued expenses on the statement of financial condition. All of the compensation cost related to the plan has been recognized as of December 31, 2014.

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provides for a dollar-for-dollar employer matching contribution of 50% of the employees contribution up to a maximum employee contribution of 10%. Employees become fully vested on a graded vesting schedule in employer matching contributions after five years of employment. Company 401(k) matching contributions were approximately $97,000 for the year ended December 31, 2014. In 2014 employees were able to defer up to $17,500 (plus $5,500 for employees over the age of 50) of their yearly pay as a pre-tax investment in the 401(k)plan, in accordance with limits set by the IRS.

7. Life insurance policy

The Company owns life insurance contracts on the lives of certain key employees. As beneficiary of the life insurance policy, the Company will receive the cash surrender value if the policy is terminated. As of December 31, 2014, the Company has paid approximately $118,000 in premium payments, net of refunds for cancelled policies, and the cash surrender value is approximately $60,000 and is included in other assets on the statement of financial condition.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $4,659,000 which was approximately $4,559,000 in excess of its minimum requirements of $100,000.

9. Exemption from SEC Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to the Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In addition, the receivables from the Clearing Broker are pursuant to these clearance agreements and include clearing deposits of approximately $500,000.

11. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At certain points during the year, account balances may have exceeded insured limits, but the Company has not incurred any associated credit losses.

12. Commitments and contingencies

Commitments

The Company has contractual commitments for certain market data services for periods not to exceed two years from the balance sheet date. Amounts committed are approximately $349,000 and $103,000, for the years ended December 31, 2015 and 2016, respectively.

The Company leases its office space under leases which expire between 2016 and 2019.
Aggregate future minimum annual lease payments in the years subsequent to December 31, 2014 are as follows:

Year ending December 31,		
2015	$	470,000
2016		455,000
2017		110,000
2018		97,000
2019		92,000
	$	1,224,000

Rent expense for the year ended December 31, 2014 was approximately $507,000 which is included in occupancy expense in the statement of operations. Included in other assets is approximately $98,000 pledged as security deposits for office leases

Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

13. Related party transactions

The Company signed a sub-license agreement with an affiliate for use of Robert Van Securities, Inc., ("RVSI") market data research system and agreed to pay 100% of the costs of the market data research system and related research tools expenses as well as a sub-license fee of $10,000 per month beginning on March 1, 2012. On August 27, 2012, the Company entered into a prepayment agreement with this affiliate and paid $200,000 in sub-license fees for the period of March 2012 through October 2013. As consideration for the prepayment, the affiliate provided BBV with a two (2) month discount, thereby making the next payment of the sub-license fee due on January 1, 2014. On January 1, 2014 the Company entered into a separation agreement with this affiliate releasing the Company from paying the $10,000 monthly sublicense fee in consideration of BBV continuing to pay the required data fees to the various data providers necessary to facilitate use of the system. On June 30, 2014 the sublicense was cancelled and the Company entered into a license agreement with RVSI for the use of the market data research system. RVSI, the licensor, waived payments of any license fees in consideration of BBV paying all the required data fees directly to the various data providers needed to operate the system.

On February 1, 2013, the Company loaned Robert Van Securities, Inc. $250,000 under the terms of a promissory note bearing interest at 1% per annum and maturing on January 31, 2015. During 2014, $195,000 of the principal amount was repaid to the Company. On January 23, 2015, the Company granted the lender an extension until January 31, 2016 to repay the additional principal balance of $55,000 plus approximately $4,000 in accrued interest.